UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934
(Amendment No. ___ )*

Deutsche Bank Aktiengesellschaft
(Name of Issuer)
Ordinary Shares, no par value
(Title of Class of Securities)
D18190898
(CUSIP Number)
February 25, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	D18190898	13G	Page	2	of	6	Pages

1	NAMES OF REPORTING PERSON: Deutsche Post AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Germany

	5	SOLE VOTING POWER:

NUMBER OF		50,000,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		50,000,000

WITH	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	50,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	FI

CUSIP No.	D18190898	13G	Page	3	of	6	Pages

Item 1(a).	Name of Issuer:

Deutsche Bank Aktiengesellschaft

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Theodor-heuss-Allee 70 60486 Frankfurt am Main Germany

Item 2(a).	Name of Person Filing:

Deutsche Post AG

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Charles-de-Gaulle-Str. 20 53113 Bonn Germany

Item 2(c).	Citizenship:

Germany

Item 2(d).	Title of Class of Securities:

Common Shares, no par value

Item 2(e).	CUSIP Number:

D18190898

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No.	D18190898	13G	Page	4	of	6	Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 50,000,000

(b)	Percent of class: 8.1%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 50,000,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 50,000,000

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent of Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No.	D18190898	13G	Page	5	of	6	Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated February 25, 2009

DEUTSCHE POST AG
By:	/s/ Dr. Bernd Boecken
	Name:	Dr. Bernd Boecken
	Title:	Head of Corporate Finance

By:	/s/ Dr. Klaus-Peter Weber
	Name:	Dr. Klaus-Peter Weber
	Title:	Head of M&A, Corporate Law

Exhibit A
Signatories’ authority to sign on behalf of Deutsche Post AG as evidenced by an excerpt from the Commercial Register as of February 25, 2009.

Ausdruck Ausdruck Nummer der Firma: HRB 6792zx .“y,:,},;:,’.~’ Handelsregister B des Amtsgerichts Bonn Abruf vom 25.02.2009 14:53 Seite 1 von 20 Nummer a) Firma b) Sitz, Niederlassung, lnliindische Eintragun dO’ Geschiiftsanschrift, empfangsberechtigte Person, Zweigniederlassungen c) Gegenstand des Untemehmens 9zx . 2 1 1 a) Deutsche Post AG b) Bonn c) Dienstreistungen fOr Kommunikation, Transport und Logistlk, insbesondere Leistungen des Postwesens Ferner: Erbringung von Dienstleistungen auf den Gebieten Kornmunikation, Transport und Logistik, insbesondere auf dem Gebiet des Postwesens. Ole Gesellschaft 1st zu allen sonstigen Geschaften und MaB~ahmen berechtigt, die geeignet erscheinen, dem Gegenstand des Untemehmens zu dienen. Dazu kann sie insbesondere Produkte und Dienstlelstungen auch fOr Rechnung Dritter insbesondere ilber ihre Vertriebsfilialen anbleten. Sie kann auch andere Unternehmen gleicher oder verwandter Art oder Untemehmen des Bank-und Finanzdienstlelstungsbereichs im In · und Ausland grOnden. erwerben und slch an Ihnen beteiligen sowie solche Unternehmen leiten oder sich auf die Verwaltung der Beteiligung beschrtinken. Sie kann lhren Betrieb ganz oder teilweise in verbundene Untemehmen ausgliedem. Grund-oder Stammkapita 1 a) Allgemeine Ve retungsregelung b) Vorstand, Leitungsorgan, geschiiftsfUhrende Dlrektoren, personlich haftender Gesellschafter, Geschiiftsfahrer, Vertretungsberechtigte und besondere Vertretungsbefugnls 3 4 1.112.800.000, a) 00 EUR Der Vorstand besteht aus mindestens zwei Mitgliedern. Die Gesellschaft wird gesetzlich vertreten durch zwel Mitglieder des Vorstands oder ein Mitglied des Vorstands In Gemeinschaft mit einem Prokuristen. b) Vorsitzender: Dr. Zumwinkel. Klaus, Dipl.-Kaufmann. Kfitn ~ Dr. Ernst, Edgar, Diplorn-Mathematiker, Bad Honnef ~ Dr. Petram. Hans-DIeter, Dlpl.~Kaufmann, Bonn ~ Derken, Uwe Rolf. Dusseldorf, *29.07.1959 Vorstand: Scheurle, Walter, Frankfurt, *13.08.1952 ~ Dr. Kruse, Peter. WolleraulSchweiz, *02.07.1950 Vorstand: Prof. Dr. Freiherr von Schlmmelmann. Wulf Dieter Friedrich Albrecht Ingo, Bad Homburg v.d.H .• *19.02.1947 prokura 5 Gesamtprokura gemeinsam mit einem Vorstandsmitglied oder einem anderen Prokuristen: Hllz, Wolfgang Georg, Dipl~lng., Pfungstadt Benzing, Gerd-Dieter, Seeheim..Jugenheim Maschke, Walter, Wachtberg Dr. Schukies. Gert Hilmar Emil. Veri Weith. JOrgen. Duisburg Thomas, Heimo. Kfinigswinter Jordan, GOnter, Bonn Rogg, Lothar, Helligenhaus Kreienkamp. Klaus Franz Alfons, Velbert Lange, JOrgen, Meckenheim Meyer. Lutz. MOnster Dr. Troschke, Gerhard. Schwerin Dr. Boecken, Bemel, BrOhi Helbig, Manfred Joachim, Bonn Anton, Alfons, Griesheim Crux. Richard, DOsseldorf Herbers, Heinz ·Hermann, Nlederkassel Pranke, Reinhard, Bornheim FaiBt, Christian Wemer Karl ·Heinz, Hennef Mathes, Reiner. Schwalg Dr. Raab, Martin, Manchen Reinboth, Michael, Walkenrled Schmidt, Michael, Bonn Stemmer, Ralf, Konigswinter Gerdes, JOrgen, KOin Dr. Lund. Torsten, Berlin. *12.11.1964 Franz. JOrgen, Windhagen. *03.02.1947 Htifling, JOrgen, Bad Honnef, *22.03.1963 MOller. Petra-Regina. Milnchen. *01 .10;1954 Stiefelhagen, Christian, Engelskirchen, *29.11.1950 Wirth, Dieter, Bonn, *14.01.1952 Zapf, Herbert-Michael. KOnigswinter, *22.10.1959 Schwarze, FriedheIm, Oberhausen, *03.02.1954 Noll, Dagmar, Bonn, *30.09.1959 Dr. NleBen, Michael, KOln, *08.07.1958 Reinmuth. Christoph. VettelschoB. *16.07.1958 Or. Vetter, Rudl, MOnster, *11.02.1950 PawJetta. Helmut. Delmenhorst, *21.04.1951 Dr. Hauck, Anton, Alchtaf, *30.10.1957 Dr. Appel. Frank, FrankfurUMain. *29.07.1961 a) Rechtsfonn, Beginn, Satzung oder a) Tag der Eintragung Gesellschattsvertrag b} Bemerkungen b) Sonstige Rechtsverhaltnlsse 6 7 a) a) Aktiengesellschaft 17.04.2002 satzung vom 20.12.1994 zuletzt geandert am 13.10.2000 Heidt b) b) Aktiengesellschaft durch Umwandlung der Deutschen Tag der ereten Bundespost POSTDIENST gem. PostUmwG vom 14.09.1994. Elntragung: 02.01.1995 Die auBerordentliche Hauptversammlung vom 27.09.2000 Satzung Blatt 519-528 hat beschlossen: Sonderband Der Vorstand ist ermachtigt das Grundkapilal in der Zeit bis Dieses Blatt ist zur zurn 30. 01.2003 mit Zustimmunq des Aufsichtsrats urn bis FortfOhrung auf EDV zu 11.250.000,00 Euro durch Ausgabe von bis zu 11.250.000 umgeschrieben worden auf den Namen lautende Stilckakt.ien zur Bedingung von und dabei an die Stelle Aktienoptionen. die Mitarbeitern der Gesellschaft oder des bisherigen Mitarbeiterinen der Gesellschaft oder Mitarbeitern der mit Ihr Registerblattes getreten. verbundenen inlandischen Untemehmen im Sinne von § 15 Freigegeben am AktG eingeliiumt worden sind, zu erhohen. Das Bezugsrecht 16.04.2002. der Aktionare ist ausgeschlossen. Das Grundkapitallst um bis zu 50.000.000,00 Euro, eingeteilt bis zu 50.000.000 auf den Namen laulende StockaktJen. bedlngt erhOht. DleauBerordentliche Hauptversammlung vom 13. 10.2000 hat beschlossen: Der Vorstand ist ermi!!lchtlgt das Grundkapltal der Gesellschaft In der Zeit bis zum 30. 09.2005 mit Zustimmung des Aufsichtsrats um bis zu 80.000.000,00 Euro durch Ausgabe von bis zu 80.000.000 auf den Namen lautende Stockakt.ien gegen Sacheinlage zu erhohen. (Genehmigtes Kapitalll). Die Ennachtigung kann in Teilbetrtigen ausgenutzt werden. Das Bezugsrecht der Aktionare 1st ausgeschlossen.

Nummer de, Eintragun 9 a) Firma b) Sltz, Niederlassung, inUindlsche Geschaftsanschrift, empfangsberechtigte Person, Zweigniederiassungen c) Gegenstand des Unternehmens Grund-oder Stammkapita I a) Allgemeine Vertretungsregelung b) Vorstand, Leitungsorgan, geschliftsfOhrende Direktoren, personlich haftender Gesellschafter, GeschaflsfQhrer, Vertretungsberechtigte und besondere Vertretungsbefugnis Prokura a) Rechtsfonn, Beginn, Satzung oder Gesellschaftsvertrag b) Sonstige Rechtsverhaltnisse a) Tag der Eintragung b) Bemerkungen 1 2 3 4 5 6 7 Schuster. Manfred, Haan. “06.06.1953 HOdl. Bruno, Berlin, *05.05.1957 Herbst, Katja, Buchholz, *15.09.1969 Volkert, RUdiger, Unkel, *21.12.1950 Dr. Wulf-Mathies, Monilm, Darmstadt, *17.03.1942 Mil1ler, Peter, DUsseldorf. “10.11.1950 Schneider, Dirk, Bonn, *03.05.1966 Brinks, Uwe, Wesel, “04.09.1964 Betz, Wolfgang. Bonn, “30.04.1959 Grundmann. Vera-Kristin, DUsseldorf, *05.06.1960 Kierdorf. Hans~Georg. Leverkusen, *15.07.1964 HOIsmann, Gerd. Ratingen. *16.11.1956 Kayser, Joachim, Bonn Auge. Dieter. Kaln Dr. Zieschans, Hans-Oskar. MUlheim/Ruhr Demuth, Marco. Heidelbe% *02.10.1959 von Alten-Bockum, Frank Hermann Heinrich, Dlpl.-Ing., Bonn Niehof. Hans-JQrgen, Berlin Schmedes. Peter. Dipl.-lng.! Kaltenkirchen SOI1, Josef Max. Dipt-Kaufmann, MUnchen Brockmann. Andreas, Bodenwerder, “05.09.1955 DOrig. Christian, Meckenheim. *18.03.1952 Mais. Dieter, Dieburg Steffes, Ralf, Wachtberg-Pech Bartling. Heinrich. Bonn Konradi. Georg. Bonn Dr. Rabe, Uwe. Kaln Zapf, GQnther Andreas, Neufam Gesamtprokura gemeinsam mit elnem Vorstandsmitglied oder einem anderen Prokuristen mit der Ermachtigung zur Veraur..erung und Belastung von Grundstacken: Jelonnek-Franzen. Margrlt. Bergisch Gladbach KOpper, Heinrich, Grevenbrolch Kloep, Hans-Georg, Dormagen. *19.08.1943 Pauls, Peter, Elsdorf. *30.06.1942 2 Prokura erloschen: Thomas, Heimo, Kanigswinter aj 18.04.2002 GrotzProkura erloschen: Dr. Raab, Martin. MUnchen

Nummer a) Firma Grund-oder a) Allgemeine Vertretungsregelung Prokura a) Rechtsfonn, Beginn, Satzung oder a) Tag der Elntragung der b) Sltz, Niederlassung, inUindische Stammkapita b) Vorstand. Leitungsorgan, Gesellschaftsvertrag b) Bemerkungen Eintragun Geschaftsanschrift, I geschaftsfuhrende Oirektoren, personllch b) Sonstlge Rechtsverhaltnisse 9 empfangsberechtlgte Person. haftender Gesellschafter, GeschliftsfOhrer, Zwelgniederlassungen Vertretungsberechtigte und besondere c) Gegenstand des Unternehmens Vertretungsbefugnis 1 2 3 4 5 6 7 Gesamtprokura gemeinsam mit elnem Vorstandsmitglied oder zwei Prokuristen : Scheller. Werner. WOrzburg. *29.05.1943 Ziegenbalg. Martin. Bad Soden. *05.04.1964 Staff. Jorn. Sindelfingen. *18.04.1965 Cierpinski. Thomas. Altenholz. *30.05.1953 Geilen. Stefan. Mendig. *10.03.1966 Hambloch-Gesinn. Sylvie, Frankfurt, *27.01.1953 Dr. Helbig. Johannes, Hamburg, *09.03.1961 Knappik, Kaus M.. Kirchberg ISchweiz. *08.04.1947 3 Prokura erloschen: Meyer. Lutz. MOnster Prokura erloschen: Mais, Dieter, Oleburg Prokura erloschen: Schmedes. Peter. Dipl.-Ing.. Kaltenklrchen (0) 05.06.2002 Baecker Prokura erloschen: Dr. Vetter. Rudi, MOnster. *11.02.1950 Gesamtprokura gemelnsam mit elnem Vorstandsmitglied oder elnem anderen Prokuristen: Gerdes. Rainer, Herzebrock-Clarholz, *04.06.1943 Hilsbecher, Gerhard. Wuppertal. *06:08.1947 Petersen, Ralmund. Geldern, *13.12.1956 Rotzel. Helmut, Alfier, *03.08.1949 Porath, RUdl, Kaln, *22.01.1958 4 Gesamtprokura gemeinsam mit einem Vorstandsmitglied oder einem anderen Prokuristen: Scheller. Wemer. Wurzburg. *29.05.1943 0) 03.07.2002 Beckers b) Klarstellend zu Ifd. Nr. 2Ziegenbalg, Martin, Bad Soden, *05.04.1964 Staff. Jarg, Sindelfingen, *18.04.1965 von Amts wegen eingetragenClerpinski, Thomas, Altenholz, *30.05.1953 Geilen, Stefan, Mendig. *10.03.1966 Hambloch-Gesinn, Sylvie, Frankfurt, *27.01.1953 Dr. Helbig, Johannes, Hamburg, *09.03.1961 Knappik, Kaus M.. Kilchberg I Schweiz,

Nummer a) Firma Grund-oder a) Allgemeine Vertretungsregelung Prokura a) Rechtsform, Beginn,·Satzung oder aJ ·1 ag cer t;lntragung de’ b) Sitz, Nlederlassung, inliindlsche Stammkapita b) Vorstand, Leitungsorgan, Gesellschaftsvertrag b} Bemerkungen Eintragun Geschiiftsanschrift, I geschiiftsffihreride Direktoren, personlich b) Sonstige Rechtsverhiiltnisse 9 empfangsberechUgte Person, haflender Gesellschafler, GeschaftsfOhrer, Zweigniedertassungen Vertretungsberechtigte und besondere c) Gegenstand des Unternehmens Vertretungsbefugnis 1 2 3 4 5 6 7 *08.04.1947 5 b) Die Gesellschaft ist als ubemehmender Rechtstrager nach MaBgabe des Verschmelzungsvertrages vom 15.08.2002 sowie des Zustimmungsbeschlusses der Gesellschafterversammlung des Obertragenden Rechtstri:igers vom 26.08.2002 mit der Deutsche Post Beteiligungs GmbH mlt Sltz In Bonn (Amtsgericht Bonn HRB 7837) verschmolzen. a) 28.08.2002 Wippenhohn b) Verschmelzungvertrag 81. 942~947 Sonderband zustimmender Beschluss Blatt 953-954 Sonderband 6 Prokura erloschen: a) Weith, JOrgen, Duisburg 12.09.2002 Baecker 7 Gesamtprokura gemeinsam mit elnem ( a) 29,10.2002 BaeckerVorstandsmitglied oder elnem anderen Prokurlsten: Dr. Kahl, Johannes, Berlin, *24.04.1955 8 b) Prokura erloschen: a) Vorstand: Dr. Appel, Frank, Konigswinter, *29.07.1961 Helbig. Manfred Joachim, Bonn Prokura erloschen: Maller. Petra-Regina, MOnchen, *01.10.1954 09.01.2003 Baecker Prokura erloschen: Dr. Appel, Frank, FrankfurtlMain. *29.07.1961 Gesamtprokura gemeinsam mit einem Vorstandsmitglied oder einem anderen Prokuristen: Dr. Beckmann, Clemens. Koln. *02.11.1960 Hildebrandt, Helko, MeiBen, *28.02.1963 Leibold, Dirk, Neu~Eichenberg, *27.03.1959 Dr. Hempel. Usalotte, Sankt Augustin, *07.11.1939 Wiegand. Andrea, Bochum. *11.08.1957 Prokura erloschen: Kreienkamp, Klaus Franz Alfons, Velbert Prokura erloschen: Schmidt. Michael, Bonn

Nummer a) Firma Grund-oder a) Allgemeine Vertretungsregelung Prokura a) Rechtsrorm, !:Segmn. tiatzung oaer <:lJ ·I<:l9Uell;;..u’ ..!:J ~ der b) Sitz, Niederlassung, inhindische Stammkapita b) Vorstand. Leitungsorgan. Gesellschaftsvertrag b) Bemerkungen Eintragun Geschiftsanschrlft, I geschiftsfOhrende D1rektoren, personllch b) Sonstlge Rechtsverhaltnisse 9 empfangsberechtigte Person, haftender Gesellschafter, GeschaftsfLihrer. Zweigniederlassungen Vertretungsberechtigte und besondere c) Gegenstand des Unlemehmens Vertretungsbefugnis 1 2 3 4 5 6 7 9 Prokura erloschen: Bartling. Heinrich. Bonn Prokura erloschen: Franz, Jurgen. Windhagen. “03.02.1947 a) 18.02.2003 Baecker Prokura erloschen: Herbst, Katia. Buchholz. “15.09.1969 Prokura erloschen: Hilz, Wolfgang Georg, Djpl~lng., Pfungstadt Prokura erloschen: HllIsmann. Gerd, Ratingen, “16.11.1956 Prokura erloschen: Kierdorf, Hans-Geors. Leverkusen, “15.07.1964 Prokura erloschen: Konradi. Georg. Bonn Prokura erloschen: SUr1, Josef Max, Dlpl.-Kaufmann. Munchen 10 Auge. Dieter, Koln a) 04,03,2003 ,j Beckers 11 Gesamtprokura gemeinsam mit einem Vorstandsmitglied oder einem anderen Prokuristen: Roth. Norbert, Munchen, “27.07.1946 a) 16,04,2003 Beckers Bohlken. Ingo, Dusseldorf, “24.05.1964 Dr. rer. pol. Schiemann. Sven, Haan. “05.04.1970 12 Prokura erloschen: a) Dr. Schukles. Gert Hilmar Emil, Veri 29,04,2003 Beckers 13 Prokura erloschen: a) Brockmann. Andreas. Bodenwerder, “05.09.1955 13.05.2003 BeckersProkura erloschen: Crux, Richard, Dusseldorf Prokura erloschen: Dr. Lund. Torsten. Berlin. “12.11.1964 14 a) Dar Aufsichtsrats hat aufgrund entsprechender a) 14.05.2003

Prokura 5 Nummer der Eintragun 9 a) Firma b) Sitz, Niederlassung, lnliindische Geschiiftsanschrlft. empfangsberechtigte Person, Zwelgnlederlassungfm c) Gegenstand des Unternehmens Grund~ oder Stammkapita I a) Allgemeine Vertretungsregelung b) Vorstand, Leltungsorgan, geschiiftsfiihrende Oirektoren, personlich haftender Gesel!schafter, Geschiiftsfilhrer, Vertretungsberechtigte und besondere Vertretungsbefugnis 1 2 3 4 15 16 Gesamtprokura gemeinsam mit einem Vorstandsmitglied oder einem anderen Prokuristen: Prof. Hamlschfeger, Manfred, GQtersloh, ·27,07,1944 aJ KecntSTorm, Deglnn, .;nu.Jl:UIJ!:I “‘u”, Gesellschaftsvertrag b) Sonstige Rechtsverhiiltnisse _, 0_”, ___• ___•••_..___b) Bemerlwngen 6 7 Ermachtigung durch die Hauptversammlung yom 27.09.2000 am 20.03.2003 die Anderung der Satzung in § 5 (HOhe und Einteilung des Grundkapitals), beschlossen. § 5 Abs. 2 (Genehmigtes Kapitall) ist aUfgehoben. § 5 Abs. 3 -8 (alt) werden Abs. 2 -7 (neu). § 5 Abs. 2 (neu) ist redaktionell geandert. b) Die aul1erordentllche Hauptversammlun9 yom 27.09.2000 Wippenhohn b) Beschluss Blatt 20252030 Sonderband Satzung Blatt 2033 ·2042 Sonderband hat beschlossen: Das Grundkapital ist um bis zu 50.000.000,00 Euro, eingeteilt bis zu 50.000.000 auf den Namen lautende Sllickaktien, bedingt erh6ht Ole aul1erordentliche Hauptversammlung vom 13. 10.2000 hat beschlossen: Der Vorstand ist ermi:ichtigt. das Grundkapltal der Gesel1schaft in der Zeit bis zum 30. 09.2005 mit Zustimmung des Aufsichtsrats um bis zu 80.000.000,00 Euro durch Ausgabe von bis zu 80.000.000 auf den Namen lautende StOckaktlen gegen Sacheinlage zu erhahen. lGenehmigtes Kapitan. Die Ermachtlgung kann in Teilbetri:\gen ausgenutzt werden. Das Bezugsrecht der Aktionare ist ausgeschlossen. a) 22.05.2003 Beckers a) Die Hauptversamrnlung vom 05.06.2003 hat die Anderung der Satzung In § 5 der Satzung(Hohe und Einteilung des Grundkapitals) und zwar ist ein neuer Absatz (4) eingefOgt worden ,Die Absatze 4,5,6 und 7 der Satzung sind jetzt Absatze 5,6,7 und 8 der Satzung.Femer ist In § 5 Abs,3 (alt) Satz 3 geandert worden.Desweiteren ist die Anderung der Satzung in § 4 (Bekanntmachungen),§ 16 (Schweigepfllcht),§ 18 (Ort und Einberufung der Hauptversammlung),§ 19 (Telnahmerecht und Stimrnrecht) und § 22 (Jahres8bschlul1 und ordentliche Hauptversammlung) beschlossen worden. Die Hauptversammlung yom 05.06.2003 hat die bedingte a) 25.06.2003 Mldderhoff b) Beschluss Blatt 2057 · 2090 Sanderband Satzung Blatt 2276 ·2293 Sonderband Erhohung des Grundkapitals urn bis zu 60.000.000,00 Euro durch die Ausgabe von bis zu 60.000.000 auf den Namen

Nummer a) Firma de, b) SIb:, Niederlassung, inliindlsche Eintragun Geschiiftsanschrlft, empfangsberechtigte Person, Zweigniederlassungen c) Gegenstand des Unternehmens 9 1 2 17 16 19 20zx . 21 22 Grund-oder Stammkaplta I 3 a) Allgemeine Vertretungsregelung b) Vorstand, Leltungsorgan, geschliftsfUhrende Direktoren, personlich hartender Gesellschafter, GeschiiftsfOhrer, Vertretungsberechtlgte und besondere Vertretungsbefugnls 4 Prokura 5 Gesamlprokura gemeinsam mit einem Vorstandsmitgljed oder einem anderen Prokuristen: Thews, Rainer, Hamburg, *19.02.1959 Gesarntprokura gemeinsam mit einem Vorstandsmltglied oder einem anderen Prokurlsten: Decher, Stefan, Ostemolz-$charmbeck, *06.12.1956 Dr, Daberkow, Mario, Bonn, *25.06.1969 Gesarntprokura gemeinsam mit einem Vorstandsmit9lied oder einem anderen Prokurlsten: Dr. Brakmann, Heinrich Otto. Bonn. *14.01.1960 Schmitz-Becker, Carola Marla, DUsseldorf, *22.10.1965 ROckriegel. Matthias Georg. Karben, *15.04.1973 Gesamtprokura gemeinsam mit einem Vorstandsmitglied oder einem’ anderen Prokuristen: SChartmann, Bernd, Kaln, *31 ,07.1962 a) Kecntsronn, oeglnn, ;;’<U”,U[’!:I uu”, Gesellschaftsvertrag b) Sonstlge ReCh,sve”,.ltn’re -, .-.,. ._.._"'-.-”,..” b) Bemerkungen 6 lautenda Stockaktien beschlossen. 7 a) 09.07.2003 Beckers a) Die Hauptversammlung vorn 05.06.2003 hat die Anderung der Satzung in § 17 (VergOtung der Aufsichtsratsrnltgliader) beschlossen. ( a) 10.07,2003 Wlppenhohn b) Beschluss Blatt 20582091 Sonderband Satzung Blatt 2114-2130 Sonderband . a) 05.08.2003 Beckers a) 11.12.2003 Beckers a) 05.01.2004 Baecker a)

— —.-.. “ . — Nummer a) Firma Grund-oder a) Allgemeine Verlretungsregelung t“rOKura Oil’ f\Ut;nUiiII,lIlIl..l::II“I1 ...l:l! . de, b) Sitz, Niederlassung, inlandlsche Stammkaplta b) Vorstand, Leitungsorgan. Gesellschaftsvertrag Elntragun Geschiiftsanschrift. I geschiiftsfLihrende Dlrektoren, persanlich b) Sonstige Rechtsverha.ltnisse 9 empfangsberechtigte Person. haftender Gesellschafter. GeschaftsfLihrer. ZweignJederlassungen Vertretungsberechtigte und besondere c) Gegenstand des Unternehmens Vertretungsbefugnis 1 2 3 4 5 • Gesamtprokura gemeinsam mit einem Vorstandsmitglied oder einem anderen Prokuristen: Zabel Anke Helene. Siegburg, *15.01.1966 Felten, FriedheIm J .• Mettlach, *18.04.1965 Prokura erloschen: Petersen, Raimund, Geldem. *13.12.1956 23 Gesamtprokura gemeinsam mit einem Vorslandsmitglied oder einem anderen Prokuristen: Meyer, Gunther, Sankt Augustin, *03;01.1954 24 Prokura erloschen: Rotzel, Helmut, Alfier, *03.08.1949 (‘ Prokura erloschen: Gerdes. Rainer, Herzebrock-Clarholz, *04.06.1943 Gesamtprokura gemeinsam mit einem Vorstandsmitglied oder einem anderen Prokuristen: Rawe-Baumer, Jutta, Havixbeck. *29.04.1960 Reinke, Matthias, Bad Honnef, *25.10.1968 Petersen, Ralmund, Geldern, *13.12.1956 25 Gesamtprokura gemeinsam mit einem Vorstandsmitglied oder einem anderen Prokuristen: Dr. Eckseler, Hugo, Kaln, *10.06.1949 2. Gesamtprokura gemeinsam mit einem Vorstandsmitglled oder einem anderen Prokurlsten: Ude, Hermann, Bonn, *24.08.1961 Ittershagen, Nils, Unna. *09.12.1968 Herrlich. Christian. Munster, *23.01.1968 27 Prokura erloschen: Hilsbecher. Gerhard Wuppertal. *06.08.1947 -, b) Bemerkungen 23.01.2004 Baecker a) 10.02.2004 Baecker a) 09.03.2004 Baecker a) 03.05.2004 Pache a) 10.05.2004 Pache a) 27.05.2004

Nummer de, Eintragun 9 1 a) Firma b) Sltz, Niederlassung, inlandische Geschaftsanschrift, empfangsberechtigte Person, Zweigniederlassungen c) Gegenstand des Unternehmens 2 Grund-oder Stammkapita J 3 a) Allgemeine Vertretungsregelung b) Vorstand. Leitungsorgan. geschaftsfUhrende Direktoren, personlich haftender Gesellschafter, GeschaftsfOhrer. Vertretungsberechtlgte und besondere Vertretungsbefugnis 4 l"'rOKura 5 elJ “’’’’’’’11\’’’’’’’’’’’’’ .!;t..” .~ ___••:;I.___• Gesellschaftsvertrag b) Sonstige Rechtsverhaltnisse 6 ‘. — b) Bemerkungen 7 Pache - 28 b) Die Hauptversammlung vom 05.06.2003 hat die bedingte Erhohung des Grundkapitals urn bis zu 60.000.000,00 Euro durch die Ausgabe von bis zu 60.000.000 auf den Namen lautende StOckaktien beschlossen. a) 02.06.2004 Wippenhohn b) Zuordnung der Eintragung Ifd. Nr. 16 Sp. 6 a), 2 Absatz von Amts wegen berichtigt a) DieHauptversammlung vom 06.05.2004 hat die Anderung des Satzung in den §§ 5 (Hohe und Einteilung des Grundkapitals) und 17 (Vergotung) beschlossen. b) Die Hauptversammlung vom 06.05.2004 hat die bedingte a) 02.06.2004 Wippenhohn b) Beschluss Blatt 23602385 Sonderband Erhohung des Grundkapitals urn einen Betrag bis zG Satzung Blatt 2528 ·2545 56.000.000.00 EUR (Bedingtes Kapitallll) heschlossen. Sonderband aj Gesamtprokura gemeinsam mit einem 07.07.2004 Vorstandsmitglied oder einem anderen Kaiser Prokuristen: Dr. Wessels. Joachim, Bonn. *21.02.1965 b) Ole Gesellschaft ist als ubernehmender Rechtstrager nach Mal1gahe des Verschmelzungsvertrages vorn 15.07.2004 sowie des Zustimmungsbeschlusses der Gesellschafterversammlung des Obertragenden Rechtstr.ftgers vom 15.07.2004 mit der International Mail Management GmbH mit Sitz In Bonn (Amtsgericht Bonn HRB 12108) verschmolzen. a) 26.07.2004 Wippenhohn b) Verschmelzungsvertrag Blatt 2568-2574 Sonderband zustimmender Beschluss Blatt 2566 2567 Sonderband 32 Prokura erloschen: a) Beg, Wolfgang. Bonn, *30.04.1959 21.09.2004 Kaiser

Nl.lmmer a) Firma Grl.lnd~oder a) Allgemeine Vertretungsregelung rnJlI.uri;lzx ..., "'.v ... “ \:1., ..-— ___• . — de, b) Sitz, Niederlassung, inUindlsche Eintragun Geschaftsansch~ empfangsberechtigte Person, Zweigniederlas5ungen c) Gegenstand des Untemehmens 9 1 2 33 34 35 · 36 37 36 Stammkapita I 3 b) Vorstand, Leitungsorgan, geschaftsfllhrende Direktoren, personllch haftender Gesellschafter, Geschiiftsfahrer. Vertretungsberechtigte und besondere Vertretungsbefugnls 4 b) Nichtmehr ~ Dorken. Uwe Rolf. Dusseldorf. *29.07.1959 b) Vorstand: Mullen. John Patrick, 81. lves/Australien, *17.06.1955 5 Prokura erloschen: Staff, J6rg. Sindelfingen. *18.04.1965 Gesamtprokura gemeinsam mit einem Vorstandsmitglied oder einem anderen Prokuristen: Undemann, Walter, Bonn, *20.10.1954 Dr. Weber, Klaus-Peter, DUsseldorf. *16.06.1967 Gesamtprokura gemeinsam mit einem Vorstandsmitglied oder einem anderen Prokuristen: Dr. Lund. Torsten. Berlin. *12.11.1964 Prokura erloschen: Dr. Troschke. Gerhard. Schwerin Prokura erloschen: Nlehof, Hans~JUrgen. Berlin, *10.02.1941 Prokura erloschen: Herrlich. Christian. MOnster. *23.01.1968 Prokura erloschen: Pawletta. Helmut. Delmenhorst. *21.04.1951 Prokura erloschen: Wiegand, Andrea. Bochum, *11.08.1957 Prokura erloschen: Roth. Norbert, Berlin. *27.07.1946 Gesamtprokura gemeinsam mit einem Vorstandsmitglied oder einem anderen Prokurlsten: Klin, Ralph. Bonn. *16.01.1968 A1beck. Wolfgang P., Grafschaft. *24.09.1951 Gesellschaftsvertrag b) Bemerkungen b) Sonstige Rechtsverhaltnisse 6 a) 24.11.2004 Pache a) 01.12.2004 Pache aj 28.12.2004 Pache aj 10.02.2005 Pache aj 18.02.2005 Pache aj

.., ._... —"'..-.-..—,,.- Nummer a) Firma Grund-oder a) Allgemeine vertretungsregelUng u”. de, b) Sitz. Nlederlassung, inlandlsche Stammkaplta b) Vorstand, Leltungsorgan, Elntragun Geschaftsanschrlff, I geschaftsfOhrende Direldoren, personllch 9 empfangsberechtigte Person, haflender Gesellschafter, GeschattsfOhrer, Zwelgnlederlassungen Vertretungsberechtlgte und besondere c) Gegenstand des Unternehmens Vertretungsbefugnls 5 Gesamtprokura gemeinsam mit einem 1 2 3 4 Vorstandsmitglied oder einem anderen Prokuristen: Gunther, Clemens, Bonn, *04.10.1963 39 Prokura erloschen: 40 Dr. Beckmann, Clemens, K61n, *02.11.1960 Gesamtprokura gemeinsam mit einem Vorstandsmitglied oder einem anderen Prokuristen: Dr, Kerschbaumer, Georg, MOnchen, *30.01.1968 Beyer, Jorg G., Bonn, *26.08.1964 41 Prokura erloschen: Mathes, Reiner, Schwaig Prokura erloschen: Reinmuth, Christoph, Vettelschor... *16.07.1958 Prokura erloschen: Dr. Zieschang, Hans-Oskar. MQlheim/Ruhr Prokura erloschen: Pauls, Peter, Elsdorf, *30.06.1942 42 Gesamtprokura gemeinsam mit einem Gesellschaftsvertrag b) Sonstige Rechtsverhliltnisse < 6 a) Die Hauptversammlung vom 18.05.2005 hat die A.nderung der Satzung in §5 (Hohe und Einteilung des Grundkapita,ls) beschlossen. § 5 Abs. 2 (alt, genehmigtes Kapital 2000) ist aufgehoben. §5 Abs. 2 (neu, genehmigtes Kapital 2005) ist eingefOgt. bl Die Hauptversammlung vom 18.05.2005 hat beschlossen: Der Vorstand ist ermiichtigt, das Grundkapital der Gesellschaft bis zum 17.05.2010 mit Zustirnrnung des Aufsichtsrats urn bis zu Euro 250.000.000,00 durch Ausgabe von bis zu 250.000.000 auf den Namen lautende StGckaktien gegenSachelnlagen zu emahen (Genehmigtes Kapital 2005). Ole Ermachtigung kann ganz oder In Teilbet~agen ausgeObt werden. Das Bezugsrecht der Aktionare ist ausgeschlossen. b) Bemerkungen 7 15.03.2005 Pache a) 06.06.2005 Wippenhohn bl Beschluss Blatt 26402660 Sonderband Satzung Blatt 2788~2805 Sonderband a) 09,06.2005 Pacha al 13.07.2005 Kaiser a) 12.09.2005

Nummer a} Firma de, b) Sltz, Niederlassung, inlandische Eintragun Geschilftsanschrlft, empfangsberechtigte Person, ZWeigniederiassungen c) Gegenstand des Untemehmens Grund-oder Stammkaplta I a} Allgemeine Vertretungsregelung r’...’M -, .. -,.,,•..,.,...•..-... ...-.. —b) Vorstand, Leitungsorgan, Gesellschaftsvertrag b} Bemerkungen geschaftsfOhrende Direktoren, persijnlich b) Sonstige Rechtsverhaltnlsse haftender Gesellschafter, GeschaftsfUhrer, Vertretungsberechtigte und besondere Vertretungsbefugnis 1 2 3 4 5 6 7 1.188.003.772, QQ..§1JB. Vorstandsmitglied oder einem anderen Prokuristen mit der Ermachtigung zur Veraur..erung und Belastung von Grundstucken: Hammes. Klaus. Kaisersesch, *30.12.1958 Gesam1prokura gemeinsam mit einem Vorstandsmitglied oder einem anderen Prokuristen: Dr, Zeisel. Stefan. Bochum, *10.09.1971 Prokura erbschen: Reinke. Matthias, Bad Honnef, *25.10.1968 Prokura erloschen: Grundmann, Vera-Kristin. DOsseldorf, *05.06.1960 Prokura erloschen: Ittershagen Nils, Unna. *09.12.1968 Prokura erloschen: Dr. Kahi, Johannes, Berlin. *24.04.1955 Prokura erloschen: Dr. Rabe, Uwe, K61n Prokura erloschen: b) Aufgrund der durch Satzungsanderung vom 18.05.2005 erteilten Ermachtigung ist die Erh6hung des Grundkapitals urn 75.203.772.00 EUR durchgefOhrt. Durch Beschluss des Aufsichtsrates vom 12.12.2005 1st § 5 Abs. 1 und 2 der Satzung (Hohe und Einteilung des Grundkapitals) geandert. ( Pache a) 13.12.2005 Wippenhohn b) BeschlOsse Blatt 28322836, 2848-2859 Sonderband Satzung Blatt 2871-2883 Sonderband 44 b) Vorstand: Allan, John Murray. GU25 4N Surrey, *20.08.1948 45 1.192.633.739, .QQ..S!!B. a) 01.02.2006 Raspels a} 06.02.2006 Wippenhohn b) Auf Grund der am 27.09.2000 beschlossenen bedingten Erhohung des Grundkapitals sind Bezugsaktien im Nennwert von 4.629.967,00 EUR ausgegeben worden. Das Grundkapitai betragt jetzt 1.192.633.739,00 EUR. a) 15.03.2006 Raspels

Nummer de, Eintragun 9 a} “Irma b) Sitz, Nlederlassung, inliindische Geschiftsanschrift, empfangsberechtigte Person, Zweigniederlassungen c) Gegenstand des Untemehmens brunU~OUlDr ill/l’Ull::lUIU”‘” ..., .~..., .._,..,,:;I Stammkapita b) Vorstand, Leitungsorgan, I geschliftsfUhrende Direktoren, personlich haftender Gesellschafter, GeschiiftsfUhrer, Vertretungsberechtlgte und besondere Vertretungsbefugnls . ‘-’—.- Gesellschaftsvertrag b) Sonstige Rechtsverhaltnisse b) Bemerkungen 1 2 3 4 5 6 7 Dr. rer. pol. Schiemann, Sven, Haan, “05.04.1970 Prokura erloschen: Zabel, Anke Helene, Siegburg, *15.01.1966 Gesarntprokura gemeinsam mit einem Vorstandsmitglied oder einem anderen Prokuristen: Baluk, Christian, Bruhl. “20.08.1955 GroBe, Frank Peter, Bonn, *04.06.1959 Pittgens, Peter, K6nigswinter, “09.11,1962 Schlingmann, Eckhard, Windeck, “28.09.1960 47 48 a) Durch Besehluss des Aufsichtsrates vom 09.03.2006 ist die al 20.04.2006 Satzung in § 5 (H6he und Eintel1ung des Grundkapi1als) als Wippenhohn Folge der Ausgabe von Bezugsaktien 1m Nennwert von 4.629.967,00 EUR aufgrund der am 27.09.2000 bl Beschluss Blatt 3039sowle als Folge des Ablaufs des zUlassigen Zeitraums fOr beschlossesnen bedingten Erh6hung des Grundkapitals 3042 Sonderband Aktelnoptionen aufgrund der am 05.06.2003 beschl6ssenen Satzung Blatt 3044-3056 bedingten Erhohung des Grundkapi1als angepasst worden. Sonderband bl Aufgrund Besehlusses der Hauptversammlung vom 27.09.2000 lst das Grundkapital noeh urn bls zu 3.609.586,00 EUR einge1eilt urn bis zu 3.609.586 auf den Namen lautende Smekaktien bedingt erhoht (Bedingtes Kapital I). Aufgrund Beschlusses der Hauptversarnmlung vom 05.06.2003 ist das Grundkapital noch urn bis zu 30.176.268,00 Euro einge1eil1 in bis zu 30.166.268 auf den Namen lautende StOckaktien bedingt erhoht (Bedingtes Kapitalll). al Durch Beschluss des Aufsichtsrates vom 09.03.2006 ist die Satzung in § 5 (Hohe und Einteilung des Grundkapitals) als Folge der Ausgabe von Bezugsaktien im Nennwert von 4.629.967,00 EUR aufgrund der am 27.09.2000 beschlossenen bedingten Erh6hung des Grundkapitals sowle als Folge des Ablaufs des zulasslgen Zeitraums fOr Aktienoptionen aufgrund der am 05.06.2003 beschlossenen bedingten Erhohung des Grundkapitals angepasst worden. bl a) 25.04.2006 Wippenhohn bl von Amts wegen berichtigend eingetragen

Nummer a) Finna b) Sitz. Nioderlassung, Inia.ndische Eintragun de’ Gescha.ftsanschrift, empfangsberechtlgte Person,. Zwelgniederlassungen c) Gegenstand des Unternehmens 9 2 1 49 50 51 liruna · ODor aI HlIlf1:l:Il..” ..·.•_·,1;I..,..u..•..··l;lI Stammkapita b) Vorstand, Leitungsorgan,. I geschiiftsfOhrende Dlrektoren. personlich haftender Gesellschafter, Gescha.ftsfiihrer, Vertretungsberechtigte und besondere Vertretungsbefugnis 3 4 I 5 Gesamtprokura gemelnsam mit einem Vorstandsmltglied oder einem anderen Prokurlsten: Dr. Bulk, Gunter, K61n, ·11.01.1962 Prokura erloschen: Albeck, WOlfgang P., Grafschaft, ·24.09.1951 Prokura erloschen: zapf. Herbert-MichaeL K6nigswinter, ·22.10.1959 Gesamtprokura gemeinsam mit einem Vorstandsmitglied oder einem anderen Prokuristen: Hornberger, Thomas, Min, ·29.11.1965 Asher, Katrin, Bonn, “20.08.1957 Dr. Gansen, Georg, Bonn, ·05.06.1959 Gesellschaftsvertrag b) Bemerkungen b) Sonstige Rechtsverhaltnisse 6 Aufgrund Beschlusses der Hauptversammlung vom 05.06.2003 1st das Grundkapital noch um bis zu 30.176.268,00 Euro einseteilt in bis zu 30.176.268 auf den Namen lautende StOckaktien bedingt erhOht (Bedlngtes Kapitallll. a) a) Die Hauptversammlung vom 10.05.2006 hat die Anderung 24.05.2006 der Satzung in § 13 Abs. 1 (Einberufung von Wippenhohn Aufsitsratssitzungen), § 14 Abs.1, 2 und 3 (Beschlussfassung), § 18 Abs. 2 (Einberufung c1er b) Hauptversammlung), § 19 Abs. 1 und 2 (Tellnahmerecht und Beschluss Blatt 3060Stimmrecht) und § 20 (Vorsitz in der Hauptversammlung) 3085 Sonderband beschlossen. § 23 1st ersatzlos gestrichen. § 24 ist jetzt § 23. Satzung Blatt 3234-3244 Sonderband a) 07.06.2006 Raspels r a) Die Gesellschaft ist als ilbemehmender Rechtstrager nach b) 12.07,2006 Mal!gabe des Verschmelzungsvertrages vom 26.05.2006 Wippenhohn sowle des Zustimmungsbeschlusses der Gesel1schafterversammlung des Obertragenden b) Rechtstri:l.gers vom 26.05.2006 mit der Deutsche Post Global Vetrag und Mail GmbH mit Sitzin Bonn (Amtsgericht Bonn HRB 7609) zustimmender verschmolzen. Beschluss Blatt 32563260 Sonderband a) 25.07.2006 Pache

Nummer a) Firma der b) Sitz, Niederlassung, inUindische Eintragun Geschaftsanschrift, · empfangsberechUgte Person, Zweignlederlassungen c) Gegenstand des Unternehmens 1 2 53 54 55 56 (jruna-oaer Stammkapita I 3 aJ AlI9“11I1II1I1... II ..”..~..l:I.~ ..1lI b) Vorsta~d, Leitungsorgan, geschaftsfOhrende Direktoren, personllch haftender Gesellschafter, GeschiiftsfUhrer, Vertretungsberechtlgte und besondere Vertretungsbefugnls 4 5 Prokura el1oschen: Baluk, Christian, Bruhl, ‘*20.08.1955 Prokura erloschen: Jordan, GOnter, Bonn Prokura erloschen: Dr. Lund. Torsten, Berlin, ‘*12.11.1964 Prokura el1oschen: Kloep, HanswGeorg, Dormagen, ‘*19.08.1943 Gesamtprokura gemeinsam mit einem Vorstandsmitglied oder einem anderen Prokuristen: Coutts, Paul William, SingapurlSingapur, *09.11.1956 Culme-Seymour, Michael Patrick, Bonn, *28.04.1962 Gesamtprokura gemeinsam mit einem Vorstandsmltglled oder einem anderen Prokurlsten mit der Erm!1chtigung zur VernuBerung und Belastung von GrundstOcken: LOsche, Hans-Joachim, Bonn, *12,07,1953 Prokura erloschen: Demuth, Marco. Heidelberg. *02.10.1959 Gesamtprokura gemeinsam mit einem Vorstandsmitglied oder einero anderen Prokuristen: Klpp, Thomas, Aschhelm, *18.10.1964 b) Nicht mehr “ Gesellschaftsvertrag b) Bemerkungen b) Sonstlge Rechtsverhiiltnlsse 6 b) .) Die Gesellschaft ist als ubemehmender Rechtstrager nach 30.08.2006 MaBgabe des Verschmelzungsvertrages vom 28.08.2006 Wippenhohn sowie des Zustimmungsbeschlusses der Gesel1schafterversammlung des Obertragenden b) Rechtstragers vom 28.08.2006 mit der Deutsche Postbank Vertrag und Beteiligungs GmbH mit Sitz in Bonn (Amtsgericht Bonn HRB zustimmender 12203) verschmolzen. Beschluss Blatt 33013304 Sonderbandzx .) 09.11.2006 Pache a) 17.11.2006 Pache a) 29.12.2006

Nummer a) Firma de, b) Sitz, Niederlassung, Inlandische Eintragun Geschaftsanschrift, empfangsberechUgte Person, Zweignlederlassungen c) Gegenstand des Unternehmens bruna~ gaer,’ Stammkapita I ~1: ,”‘llldll:’l’I’’’’’’’’ ,U..·llI-·-llI-·...··;j’ b) Vorstand, Leitungsorgan, geschaftsfllhrende Direktoren, personlich haftender Gesellschafter, Geschaftsfilhrer, Vertretungsberechtlgte und besondere Vertretungsbefugnis Gesellschaftsvertrag b) Bemerkungen b) Sonstige Rechtsverhaltnisse 7 1 3 4 5 6 2 ~ Dr. Kruse, Peler, Wolierau/Schweiz, *02.07.1950 1.202.319.860, QQ..E!:!B. Prokura erloschen: Coutts, Paul William, SingapurlSingapur. *09.11.1956 Prokura erloschen: DOrig, Christian, Meckenheim, *18.03.1952 Prokura erloschen’ GroBe, Frank Peter, Bonn, *04.06.1959 Prokura erloschen: Dr. Hempel. Usalotte, Sankt Augustin, “07.11.1939 Prokura erloschen: Thews, Rainer, Hamburg. “19.02.1959 Prokura erloschen: ROckriegel. Matthias Georg, Karben, *15.04.1973 Gesamtprokura gemeinsam mit elnem Vorstandsmitglied oder einem anderen Prokuristen: Dr, Krauss, Niclas, Grafelfing, *03.11.1967 Kreis, Melanie, Bonn, *20.03.1971 Mews. Michael, Bonn, “15,12.1970 Dr. Sohn, We’mer, Weil am Rhein. “08.12.1958 Volker, Uwe. Quakenbrock, “19.03.1961 Pache a) a) Auf Grund der am 27.09.2000 beschlossenen bedlngten 28.03.2007 ErMhung des Grundkapilals (bedingtes Kapital gem. § 5 Wippenhohn Abs. 3 der Satzung) sind Bezugsaktien im Nennwert von 2.444.897,00 EUR ausgegeben worden. Auf Grund der am 05.06.2003 beschlossenen bedingten ErMhung des Grundkapitals (bedingtes Kapitalll gem. § 5 Abs. 4 der Satzung) sind Bezugaktien im Nennwert von 7.241.224,00 EUR ausgegeben worden. Das Grundkapital betragtJetzt 1.202.319,860,00 EUR. a) 10.05,2007 Pache ( ~ a) a) Die Hauptversammlung vom 08.05.2007 hat die Anderung 22.05.2007 der Satzung in § 5 Abs. 5 (Bedingtes Kapitallll) Wippenhohn beschlossen.

Nummer der Eintragun a) Firma b) Sltz, Nlederlassung, inUindische Geschaftsanschrift, empfangsberechtlgte Person, Zwelgnlederlassungen c) Gegenstand des Untemehmenszx .. 2 lirund-oaer a,.AII9“JlII;’II”., U“U”~“l;J”’’’’’U Stammkapita Ge~~llsch~ftSvertrag b) ·Bemerkungen I b) Vorstand, Leitungsorgan, b) Sonstige Rechtsverhliltnlsse haftender Gesellschafter, Gesehaftsflihrer, Vertretungsberechtlgte und besondere Vertretungsbefugnis geschaftsfuhrende Direktoren, personlich 3 6 4 5 b) Die Hauptversammlung vorn 08.07.2007 hat die bedingte Erhohung des Grundkapitals urn einen Betrag bis zu 56.000.000.00 Euro lBedingtes Kapitallll) beschlossen. a) Die Hauptversammlung vom 08.05.2007 hat die bedingte b) 29.05.2007 Erhohung des Grundkapitals urn einen Betrag bis zu Linnert 56.000.000.00 Euro (Bedingtes Kapitallll) beschlossen. b) von Amts wegen berichtigend eingetragen b) a) Die Gesellschaft 1st als Obernehmender Rechtstrager nach 04.07.2007 Mal1gabe des Verschmelzungsvertrages vorn 25.06.2007 Wippenhohn sowie des Zustirnrnungsbeschlusses der Gesellschafterversammlung des ubertragenden RechtstTagers vorn 25.06.2007 mit der Deutsche Pc:>;>t EURO EXPRESS GmbH mit Sitz In Bonn (Amtsgericht Bohn HRBzx . 7612) verschmolzen. , b) Nicht mehr ~ Prof. Dr. Freiherrvon Schimmelmann, Wulf Prokura erloschen: KIln. Ralph. Bonn. “16.01.1968 Prokura erloschen: Knappik. Kaus M.• Kilchberg I Schweiz, a) 06.07.2007 Pache Dieter Friedrich Albrecht Ingo, Bad Homburg “08.04.1947 v.d.H.• “19.02.1947 Prokura erloschen: Nichtmehr Schuster. Manfred. Haan. “06.06.1953 ~ Dr. Petram. Hans-Dieter, DiplA<aufmann, Bonn Gesam1prokura gemeinsam mit einem Bestel1tzum Vorstandsmitglied Oder einem anderen Vorstand’ Prokuristen: Dr, Klein, Wolfgang, Bonn, “16.01.1964 Dr. Jerschensky, Andreas, DOsseldorf. Vors1and: “20.07.1967 Gerdes, JOrgen, Kanigswinter, “05.09.1964 Kiwitt, Petra, Kaln, “28.04.1969 Dr. Koster, Benedikt, Leverkusen, “05.02.1965 Robrechts, Daniel, Duffell Belglen, “19.08.1965 Gesamtprokura gemeinsam mit einem Vorstandsmltglied oder einem anderen Prokurlsten mit der Ermachtigung zur VertiuBerung und Belastung von GrundstOcl<en: Heinemann, Thomas, Bonn, *17.12.1956

Nummer a) Flnna de, b) Sltz, Niederlassung, Inliindische Eintragun Geschiiftsanschrlft, empfangsberechtigte Person, Zwelgniederlassungen c) Gegenstand des Unternehmens \:IrunQ~ ouvr Stammkapita I i41 “‘.!II~=’-.• -..-.- b) Vorstand, Leitungsorgan, geschiiftsfuhrende Direktoren, personllch haftender Gesellschafter, Geschliftsffihrer, Vertretungsberechtigte und besondere Vertretungsbefugnis Gesellschaftsvertrag b) Bemel1mngen b) Sonstige Rechtsverhliltnisse 1 2 3 4 5 6 7 Prokura erloschen: Gerdes, JOrgen, Kaln Prokura erloschen: Zapf, Gunther Andreas. Neufarn oj 18.10.2007 Prokura erloschen: Kaiser Je’onnek~Franzen, Margrit, Bergisch Gladbach Gesamtprokura gemeinsam mit einem Vorstandsmitglied oder einem anderen Prokuristen: Meier-Tanski, Helmut. Frankfurt am Main, “02,12.1957 Wiegand, Ralph, Kaln, ·07.06.1971 64 bJ Nicht mehr VorstandsmitRlied: Prof. Dr. Ernst. Edgar, Bonn. ‘*10.01.1952 , oj 23.10.2007 Kaiser 65 bJ Nlchtmehr Vorsitzender: Dr. Zumwinkel. Klaus, Kaln, ·15.12.1943 0) 04.03.2008 Schweslg 1.207.470.598, 22..lli:!B bJ aJ Auf Grund der am 27.09.2000 beschlossenen bedingten 10,03.2008 ErMhung des Grundkapitals (bedingtes Kapltal gem. § 5 Wippenhohn Abs. 3 der Satzung) sind Bezugsaktien im Nennwert Von 492.664.00 EUR ausgegeben worden. Auf Grund der am 05.06.2003 beschlossenen bedingten ErhOhung des Grundkapitals (bedingtes Kapitalll gem. § 5 Abs. 4 der Satzung) sind Bezugaktien 1m Nennwert von 4.658.074,00 EURausgegeben worden. Das Grundkapital betragtjetzt 1.207.470.598,00 EUR. a) oj Durch Beschluss des Aufsichtsrates vom 04.03.2008 1st die 18.03.2008 Satzung in § 5 (Grundkapltal) als FOlge der Ausgabe von Wippenhohn Bezugsaktien 1m Nennwert von 492.664,00 EUR auf Grund der am 27.09.2000 beschlossenen bedingten Erhohung des Grundkapltals und 1m Nennwert von 4.658.074,00 EUR auf Grund der am 05.06.2003 beschlossenen bedingten

Hummer a) Finna l,;jruno~_oour al ·~lyuIIIUIII’"·.w...”••~...l:lI-._••l:lI dec b) Sltz, Niederlassung, inlandlsche Stammkapita b) Vorstand. Leitungsorgan, Eintragun Geschiiftsanschrift, I geschaftsfUhrende Direktoren, personlich 9 empfangsberechUgte Person. haftender Gesellschafter, GeschiiftsfOhrer, Zweigniederrassungen Vertretungsberechtigte und besondere c) Gegenstand des Untemehmens Vertretungsbefugnis Gesellschaftsvertrag b) B~merkungen b) SOrlstige Rechtsverhiiltnlsse 6 7 1 2 3 4 5 Erhohung des Grundkapitals angepasst worden. § 5 Abs. 1 ist neu gefasst. § 5 Abs. 3 (Bedingtes Kapitall) ist ersatz/os entfallen. § 5 Abs. 4 (Bedingtes Kapital II) ist jetzt § 5 Abs. 3 und neu gefasst. § 5 Absatze 5 bis 9 sind jetzt Absatze 4 bis 8. b) AUfgrund Besehtusses der Hauptversammlung vom 05.06.2003 ist das Grundkapital noeh urn bis zu 13,184.482,00 Euro eingeteilt in bis zu 13.184.482 auf den Namen lautende StQckaktien bedingt emoht (Bedingtes Kapitalll). b) Bestelltzum Vorstand: Ude, Hermann, Bonn, *24.08.1961 Bestel1tzum Vorstand: Edwards, Bruce, Westerville, *08.04.1955 Prokura erloschen: a) Ude, Hermann. Bonn “24.08.1961 10.04.2008 Sehwesig Gesamtprokura gemeinsam mit einem Vorstandsmitglied oder einem anderen Prokuristen: ( Glandt, Lutz, Wachtberg, “29.03.1956 69 al a) Die Hauptversammlung vom 06.05.2008 hat die Anderung 26.05.2008 der Satzung in § 4 (Bekanntrnachungen und Informationen), Wippenhohn § 14 (Beschlussfassung) und § 17 (Vergotung) besehlossen. Prokura erloschen: al Dr. Brakmann. Heinrich, Bonn, *14.01.1960 06,08.2008 Prokura erloschen: Schwesig Culme-Seymour. Michael Patrick, Bonn, “28.04.1962 Prokura erloschen: Mews, Michael Bonn, “15.12.1970 Prokura erloschen: Scheller. Werner, Wurzburg. “29.05.1943 Prokura erloschen: Meier-TanskI. Helmut, Frankfurt am Main, *02.12.1957 Gesamtprokura gemelnsam mit einem Vorstandsmitglied oder einem anderen Prokuristen: Jucknat, Harald, Rehburg-Loccum, “22.05.1959 Hanehe, Henrik, Ludwigsburg, “28.04.1958

Nummer de’ Elntragun 9 a) Firma b) Sitz. NlederJassung, Inlandische Geschaftsanschrift, empfangsberechtigte Person, ZwelgnlederJassungen c) Gegenstand des Unternehmens Grund~oaer al Allgememu.. v.”‘ul’n.l;f..!;(‘...:l!’ Stammkapita b) Vorstand. Leitungsorgan, J geschaftsfLlhrende Direktoren, personllch haftender Gesellschafter, GeschaftsfUhrer, Vertretungsberechtigte und besondere Vertretungsbefugnis 1 2 3 . 4 5 Gesamtprokura gemeinsam mit elnem Vorstandsmitglied oder einem anderen Prokuristen mit der Erm§’chtigung zur Veraul1erung und Belastung von Grundstucken: Prokura geandert; nunmehr: Meyer, GUnther, SanktAugustin, “03.01.1954 71 b) Geschaftsanschrift Charles-de-Gaulle..str. 20, 53113 Bonn b) Nicht mehr ~ Dr. Klein, Wolfgang, Bonn, “16.01.1964 Gesamtprokura gemeinsam mit einam Vorstandsmitglied oder einem anderen Prokuristen: Reckling, Markus, Bonn, “22.06.1968 72 1.209.015.874, 00 EUR Gesellschaftsvertrag, b) Sonstige Rechtsverhaltnisse 6 b) Auf Grund der am 05.06.2003 beschlossenen bedingten Erhohung des Grundkapitals (bedingtes Kapitalll gemaB § 5 Abs. 4 der Satzung) sind Bezugsaktien im Nennwert von 1.545.276,00 EUR ausgegeben worden. Das Grundkapital betragtjetzt 1.209.015.874,00 EUR. (“ b) Bemerkungen 7 a) 08.01.2009 Schwesig a) 09.02.2009 Wippenhohn —~Tlnn—

I certifY that the foregoing electronic printout dated 25 February 2009 which has been retrieved by me testifies the contents of the Commercial Register. Frankfurt am Main, 25 February 2009 Dr. Gerhard Limberge Notary c.-;.;- ~